INVEST IN **STONKS TRADING, INC.**

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# A user-owned Stonks Platform built by, with, and for the people



trystonks.com Des Moines IA

Software | Main Street | Technology | Fin Tech | Community

LEAD INVESTOR

**Franklin Grun** Cyber Security Specialist, CTG Federal

We The People! I believe in Anthony, his family, this mission abc his ethics. I believe that we are building a foundation of stability in an otherwise unstable market. A market that doesn't look out for the "little people". A market that divides. More than ever we need a sense of community. Building a community built on trust, equality, accountability and transparency. And it needs to be fun!! Growing, helping and sharing. That's what we're doing

Invested $10,000 this round

Learn about Lead Investors

OVERVIEW UPDATES WHAT PEOPLE SAY 117 ASK A QUESTION 9

## Highlights

1. Goal: 49.9% of Stonks Trading shares will be owned by users. 50.1% owned by the employees.
2. Taps into a huge $500b market
3. Creates a Holistic Ecosystem for our Stonkers to learn and manage their portfolio.
4. Waitlist of 6k+ dedicated users in just 3 months
5. Visualize and manage an entire investment portfolio in one, central location
6. Founded by the creator of 3 successful tech companies (2 exits)
7. A one stop shop for any one looking for advanced functionality to manage all of their portfolio from one interface.
8. Vibrant Stonks community!

## Our Founder



**Anthony Hughes** CEO & Chief Tendies Officer

3x founder: - SDRemote - $0-45k/MRR - 18 months - bootstrapped - BetterGrowth - $0 - $105k/MRR - 13 months - bootstrapped Stonks Trading (current)- 5k+ waitlist (1 month in) Former D1 Wrestler and 8x national team member

> I chose to start the Stonks Movement because I was tired of seeing the regular people of the world not having a voice in the financial markets. I wanted to create a place where everyone can learn more about how to intelligently invest, and a platform for them to put that knowledge into practice.

## Invest in Stonks - The first user-owned Stonks Platform.

### The Problem

With the popularity of retail investing skyrocketing in 2020, a diverse array of

investment platforms have expanded the potential for retail investors across the country. Despite this diversification of investment channels, there is no one place to consolidate all of our retail investing, banking, and portfolio management needs. Enter Stonks Trading.

After observing the recent problems created by trading platforms, banks, hedge funds, and Wall Street Bets, Stonks Trading CEO and Chief Tendies Officer, Anthony Hughes, had the ambitious idea to create a decentralized financial ecosystem owned by the people. With an army of 6,000+ radical Stonkers rallying behind the cause, we believe Stonks Trading is prepared to revolutionize financial independence and security for the common retail investor.

## The Bigger Problem

For the average retail investor, the money management ecosystem is siloed, confusing, and difficult to manage, leading to a complicated roadmap toward diversification. With separate apps for Stocks (Robinhood, Webull, TD Ameritrade), for banking (Chime, Simple), crypto (Coinbase, Crypto.com), fractional real estate (Fundrise, NYCE), portfolio management (Personal Capital) and much more, diversifying a portfolio has become more burdensome than necessary. Stonks Trading creates a central stage to manage all asset classes within an investors portfolio, as well as banking, and other financial needs. **One platform to rule them all.**

## The Stonks Solution

Stonks simplifies money management and asset allocation. Users are empowered to bank with Stonks Banking, execute trades with Stonks Trading, and manage their portfolios with Stonks Manager; all within one platform! The Stonks Trading Ecosystem not only revolutionizes money management, but we believe it will also give the power to the user by granting ownership of 49% of the company to the people, truly giving a voice on Wall Street to the commoners of the world.

## Important Disclosure and Clarifications:

At Stonks Trading, transparency with our users and investors is our #1 core tenant. In that spirit, let us explain exactly what we are:

**Stonks Trading is a SaaS platform that aggregates portfolio data and functionality and visualizes it in one centralized location. Therefore, we are not a bank or investment platform.**

Through API broker-dealer and banking partnerships we are able to visualize trading and banking functionality through our front-end UI/UX.

**Stonks Trading** - we are building a front-end platform that plugs into our API broker-dealer partner, Alpaca Markets. Alpaca Markets is a registered broker-dealer and you can find out more about them here.

**Stonks Banking** - through the revolutionary banking-as-a-service (BaaS) movement. Companies are now able to offer account services powered by a powerful banking back-end. Therefore, we are partnering with BBVA or Bancorp to offer services to our customers. Similar to Alpaca, we are building a front-end platform that plugs into the back-end banking institutions.

**Why we chose to go this route:**

**Two reasons:**

**Speed to Market**

Although being a bank or broker-dealer sounds nice. It would cost millions of dollars and 2 years before we get approved by the regulators. Therefore, by partnering with these institutions we can focus on what we do best; making a centralized ecosystem that has the best interest for our customers and shareholders.

**Flexibility**

Our ethos is very clear - we are a company for the people. By partnering with institutions we can ensure that they also align with our company ethos. If they don't, well...there are other partners that are willing and able to listen to us, the people!

## A platform that the people want!

After launching the waitlist with the promise of bringing a trading and banking solution owned by the people, our waitlist growth has been off the charts.

**To date:**

- 6k+ users on the waitlist.
- $4k spent on advertising
- CAC - $.66/ per sign-up

## Why Stonks works:

**Empowerment**

We empower our users through ownership. There is no better way to listen to your clients than giving them a piece of the company. Something the hedge funds and trading platforms should take note of. :)

**Centralization**

We believe we are the first user-owned platform where you can trade, bank, and manage your portfolio from one platform.

**Economic MOAT**

We have built a "MOAT through ownership" (should we trademark this?). Piggybacking on the greatest investor of our time, Warren Buffett, shareholders make the best customers. Our customers will always be our priority because they could also be our business partners!

## We have two major revenue streams

With a current CAC of just $0.66/user we are under the assumption that if we invest $150,000 in a solid advertising campaign then we can realistically project 150,000 users by the end of the year. With these goals we have two specific ways to make money:

#1 - Stonks Trading Platform - $7/mo commission-free trading

#2 Stonks Banking - 1.5% per transaction (projecting $1,000/month in spend per account)

**Projection #1 - Maintaining a $.66 CAC**

Monthly revenue projections based of 150k users with a CAC of $.66/user: $3.25m/MRR

**How we got to this number:**

Stonks Trading: 150k users x $7/mo = $1,050,000/MRR

Stonks Banking: 150k users x $1,000/m x 1.5% = $2,250,000/MRR

**Projection #2 - Doubling our CAC to $1.32**

Monthly revenue projections based of 75k users with a CAC of $1.32/user: $1.625m/MRR

**How we got to this number:**

Stonks Trading: 75k users x $7/mo = $525k/MRR

Stonks Banking: 75k users x $1,000/m x 1.5% = $1,125,000/MRR

*These are forward looking projections and are not guaranteed.*

## How will we grow the company from this investment?

Our shareholders, investors, and users come first. Period. Our founder has grown 3 companies to a multi-million dollar valuation completely bootstrapped. We have a "bootstrapped" plan in place to reach profitability quickly and push intrinsic value for the shareholders/investors of Stonks Trading.

Use of funds assuming a $1,000,000 raise:

$250,000 for advertising/marketing - results: 150,000 users (not guaranteed)

$500,000 for design, development, and launch

$500,000 for design, development, and launch

$250,000 for legal, accounting, customer success, and operations

*In addition to ~$75K in Wefunder fees

With this raise we believe we can attain a $75,000,000 valuation for our next round of funding (not guaranteed)